July 16, 2010

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated May 24, 2010

Dear Mr. Spirgel:

This letter is in response to the request from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) that Research in Motion Limited (the “Company”) document a verbal response to an additional question relating to the Company’s response (the “Response”) to the comment letter dated May 24, 2010 to Mr. Brian Bidulka, Chief Financial Officer of the Company.  The Company’s response to the additional question set forth below corresponds to the verbal response provided on a telephone call on June 24, 2010 among James Yersh, Vice-President, Controller of the Company, Riccardo Leofanti of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s U.S. securities counsel, and Kathryn Jacobson, Senior Staff Accountant of the Staff.

COMMENT:

With respect to your response to Comment No. 1, in concluding that your expanded disclosure complies with the ASC topic, did you consider the implementation guidance of quantitative inputs relating to 2010 reporting periods?  The guidance is found in sub-topic 55-22(a) and 22(b) of ASC topic 820-10-50-2(e).

Response:

The Company did consider the implementation guidance related to disclosure of quantitative inputs in sub-topic 55-22(a) and 22(b) of ASC topic 820-10-50-2(e) when concluding that the expanded disclosure relating to the fiscal 2010 and 2011 reporting periods complied with the specified provisions outlined therein.  It should be noted that the Company furnished its quarterly report for the first quarter of fiscal 2011 (ended May 29, 2010) on Form 6-K on June 25, 2010 with the revised disclosure proposed in the Response incorporated into Note 3 to the unaudited consolidated financial statements.  Specifically, the Company considered the applicability of the guidance on the items categorized as Level 2 and Level 3 with a separate analysis of each presented below.

Level 2

The balance of the Company’s Level 2 disclosure was comprised of 182 individual investments and 480 foreign exchange contracts for the fiscal year ended February 27, 2010, and the equivalent balance for the first quarter of fiscal 2011 included 200 individual investments and 582 foreign exchange contracts.  Each of the individual financial instruments has different characteristics, such as the applicable interest rates and maturity dates.  Given the large number of items within the Level 2 category, the Company determined that including detailed quantitative information for each investment was impractical and would not be meaningful to investors and other users of the Company’s financial statements.  As an alternative, the Company chose to disclose the methodology, approach and list of variables used in the valuation of each of the investment/asset categories as outlined in the Response.

On a quarterly basis, the Company also reviews the completeness of its disclosure by completing a series of GAAP disclosure checklists for disclosure compliance with the applicable accounting guidance. The Company also compared its disclosure in this area to other large issuers within the technology industry that have similar investment categories identified in their financial statements.  The results of the benchmarking exercise showed that the Company’s revised disclosure is consistent with the disclosures of the Company’s peers noted above.

Based on the analysis outlined above, the Company concluded that its revised disclosure for Level 2 instruments (included in both the Response and the Company’s quarterly report for the first quarter of fiscal 2011) complies, in all material respects, with the provisions of ASC 820-10-50-2(e).

Level 3

The Company’s Level 3 investments are comprised of two types of securities, namely investments in securities obtained as a payment-in-kind distribution of a former

Structured Investment Vehicle (“SIV”) and Auction Rate Securities (“ARS”).  Investments classified as Level 3 represented approximately 1.97% (approximately $47 million) of the Company’s available-for-sale investment portfolio that was remeasured at fair value as of the end of the Company’s 2010 fiscal year.  As of the end of the first quarter of fiscal 2011, Level 3 investments represented approximately 1.59% (approximately $46 million) of the Company’s available-for-sale investment portfolio that was remeasured at fair value.

For the SIV, the Company elected to participate in a restructuring of the initial investment as a result of its placement with an enforcement manager.  As a result of the restructuring, the Company received a nominal ownership percentage in approximately 350 different investments, which represents the securities initially underlying the SIV.  After completing its analysis of the disclosure requirements in ASC 820-10-50-2(e) and associated implementation guidance, the Company determined that, given the large number of items within the Level 3 category, including detailed quantitative information for each investment was not practical and would not be meaningful to investors and other users of the Company’s financial statements.   The associated fair value of the investments underlying the SIV was $15.1 million for the 2010 fiscal year and $13.3 million as of the end of the first quarter of fiscal 2011.  The balance of the SIV is also not material to the Company’s consolidated financial statements and as a result of these factors, the Company did not include any quantitative disclosure related to the inputs on the valuation of the individual securities.

For the ARS, the associated fair value of the investments of $32.8 million for both the 2010 fiscal year ended February 27, 2010 and the first quarter of fiscal 2011 was also not considered to be material to the Company’s consolidated financial statements.  After completing its analysis of the disclosure requirements in ASC 820-10-50-2(e) and associated implementation guidance, the Company determined that omitting the quantitative disclosure would not render the consolidated financial statements misleading.

Additional disclosure on the two categories of Level 3 assets was provided in the Company’s MD&A, beginning on page 43, for the fiscal year ended February 27, 2010 and additional context related to the risks associated with the investments was included.

*                      *                      *

In connection with this response letter, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
—	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
—	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any further questions concerning this letter or the Response.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ BRIAN BIDULKA
Brian Bidulka, CA
Chief Financial Officer

cc:	Karima Bawa, Esq., Senior Vice President, Legal
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP